

07004567


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C.
213

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-67266

FACING PAGE

Information Required of Brokers and *Dealers* Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/10/06 **AND ENDING** 12/31/06

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

NEW SALEM INVESTMENT CAPITAL, LLC

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LASALLE STREET, SUITE 2320
(No. and Street)

CHICAGO	ILLINOIS	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRADFORD R. DOOLEY, CPA — 312-939-0477
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

OATH OR AFFIRMATION

I, DANIEL S. CURRAN, PRESIDENT OF NEW SALEM INVESTMENT CORPORATION, A MEMBER, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

NEW SALEM INVESTMENT CAPITAL, LLC as of

DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT, NEW SALEM INVESTMENT CORP., MEMBER
Title

Subscribed and sworn to before me this 23 day of February, 2007

Notary Public


OFFICIAL SEAL
MARY FRAN CLEARY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/05/08

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NEW SALEM INVESTMENT CAPITAL, LLC
(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2006


SEC MAIL PROCESSING
MAR - 1 2007
WASH. D.C.
213

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

To the Members
New Salem Investment Capital, LLC
Chicago, Illinois

I have audited the accompanying statement of financial condition of New Salem Investment Capital, LLC as of December 31, 2006. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of New Salem Investment Capital, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



February 22, 2007

NEW SALEM INVESTMENT CAPITAL, LLC
(An Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS		
Cash in Bank		$ 12,457
Due from Broker		2,053,650
Securities Owned, at Market Value		19,737,173
Accounts Receivable		2,793
Total Current Assets		$ 21,806,073
OTHER ASSET		
Investment	$10,000	
Total Other Assets		10,000
TOTAL ASSETS		$21,816,073

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Securities Sold, Not Yet Purchase, at Market Value		$19,360,951
Options Sold, Not Yet Purchased, at Market Value		25,400
Accounts Payable		7,650
Total Current Liabilities		$19,394,001
MEMBERS' EQUITY		
Members' Contributions	$2,301,174	
Net Income for the Year	120,898	
Total Members' Equity		2,422,072
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 21,816,073

The accompanying notes to the financial statements are an integral part of this statement.

NEW SALEM INVESTMENT CAPITAL, LLC
(An Illinois Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

New Salem Investment Capital, LLC (the Company) was organized as an Illinois Limited Liability Company in 2006. The Company is registered with the Securities and Exchange Commission and is a member of the Chicago Stock Exchange. The Company is licensed as a broker dealer and operates as a fully disclosed market maker. The Company does no underwriting and carries no customer accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Recognition

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions are recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Income Taxes

The Company's profits and losses are reflected directly on the members' income tax returns. Accordingly, no federal or state income tax provision is made by the Company. However, the Company is liable for the Illinois state replacement tax of 1.5% of net prescribed earnings.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment

The Company owns a limited Partnership Interest in Goldman Sachs Execution & Clearing L.P., valued at cost as of December 31, 2006.

Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business

NOTE 3 - FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at quoted market value. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is, marked to market.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2006, at market values and will incur a loss if the market value of the securities increases subsequent to December 31, 2006.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2006 the Company had net capital and net capital requirements of $1,052,567 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was .73%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 7 - RELATED PARTY TRANSACTIONS

During 2006 the Company paid $47,580 in management fees to an affiliated company, which is one of its members. The Company has no outstanding affiliated accounts receivable or payable as of December 31, 2006.

NOTE 8 - RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements disclosed no material discrepancies. Therefore, no adjustments were required as of December 31, 2006.

END